EXHIBIT 99.02

To announce the differences between the year of 2016 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2017/04/25

Contents:

1.Date of occurrence of the event:2017/04/25

2.Of which year/ quarter financial report required to be adjusted: The year of 2016

3.Accounting principles applied (domestic listing securities): Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, International Financial Reporting Interpretations Committee and SIC Interpretations endorsed for use by the Financial Supervisory Commission of the ROC (“Taiwan-IFRSs”)

4.Inconsistent items/ amounts (domestic listing securities): Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$41,229,985 thousand, consolidated net income attributable to stockholders of the parent of NT$40,067,010 thousand, and basic earnings per share of NT$5.16 for the year ended December 31, 2016, respectively. The Company also reported total assets of NT$447,132,505 thousand, total liabilities of NT$75,932,835 thousand, and total equity of NT$371,199,670 thousand as of December 31, 2016.

5.Accounting principles applied (securities issued overseas): International Financial Reporting Standards as issued by the IASB (“IFRSs”)

6.Inconsistent items/ amounts (securities issued overseas): Under IFRSs, the Company reported consolidated net income of NT$41,626 million, consolidated net income attributable to stockholders of the parent of NT$40,485 million, and basic earnings per share of NT$5.22 for the year ended December 31, 2016, respectively. The Company also reported total assets of NT$446,915 million, total liabilities of NT$79,987 million, and total equity of NT$366,928 million as of December 31, 2016.

7.Cause of the inconsistency: The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of 10% income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to unappropriated earnings did not affect total equity.

8.Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.